Exhibit 99.1

BY-LAW NO. 1

A by-law respecting the borrowing of money, the giving of guarantees and the giving of security by INTEROIL CORPORATION (hereinafter called the "Corporation") is hereby made as follows:

The directors of the Corporation may, without authorization of the shareholders:

(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation, including bonds, debentures, notes or other evidences of indebtedness or guarantees of the Corporation, whether secured or unsecured;

(c)	subject to the restrictions on financial assistance set forth in the Business Corporations Act (Yukon Territory), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, including any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation; and

(e)	delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation.

In the event any provision of any other by-law of the Corporation now in force is inconsistent with or in conflict with any provision of this by-law, the provisions of this by-law shall prevail to the extent necessary to remove the inconsistency or conflict.

MADE the 24th day of April, 2013.

Name:	Name: